BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

In compliance with article 157, paragraph 4, of Law No.6,404 of December 15, 1976, as amended, and in accordance with the Comissão de Valores Mobiliários ("CVM") Instruction No.358 of March 01, 2012, as amended, BRF S.A. ("BRF" - BM&FBovespa: BRFS3; NYSE: BRFS - "Company") hereby announces that, the Board of Directors at a meeting held today, approved the Company's Share Buyback Program ("Share Buyback Program") under the following conditions:

 • The goal of the Share Buyback Program is to promote an efficient use of available cash resources in order to maximize the Company's capital allocation;

•      The Share Buyback Program will provide the acquisition of up to 14,500,000 (fourteen million and five thousand) common shares, all book-entry shares and without face value, corresponding to 1.7% of the Company’s share capital, excluding treasury shares;

 • The Company's free float, according to the definition given by Article 5 of CVM Instruction No. 10 of February 14, 1980, is 872,473,246 (eight hundred seventy two million, four hundred sixty tree thousand, two hundred forty six) common shares, all book-entry shares and without face value, based on the shareholding position as of this date;

 • The term of the Share Buyback Program will be of 180 (one hundred and eighty) days from August 28, 2015 (inclusive), until February 24, 2016, and the Executive Board will be responsible to set the dates on which the buyback will be effectively executed. Any acquisition of shares will be compliant with the legal and regulatory blackout periods;

• The buyback transactions will be carried out through the following financial institutions:

o   Bradesco S.A. Corretora de Títulos e Valores Mobiliários, at Av. Paulista, 1.450, 7º andar, Bela Vista, in the city and state of São Paulo, SP, Corporate Taxpayer’s ID (CNPJ) 61.855.045/0001-32

o   Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3.500 - 3º andar, part, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 61.194.353/0001-64.

o   Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários, at Av. Brigadeiro Faria Lima, 3.400, suite 161, Part A, Itaim Bibi, in the city and state of São Paulo, Corporate Taxpayer’s ID (CNPJ) 02.670.590/0001-95.

The shares acquired under the Share Buyback Program can be canceled, used for the Company's Stock Option Plan or for any other plans approved by the Company.

São Paulo, August 27, 2015.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer